Shareholder Meeting.  At a special meeting of the shareholders held on May 10, 2016, the Fund?s shareholders voted on one proposal:
1) To approve the election of the Trustees of the New Trust
 At the meeting, shareholders approved the above proposals as follows:
Name
For %
Withhold %
Richard A. Conn, Jr.
99.34%
0.66%
Bruce A. Eatroff
99.22%
0.78%
Steven H. Tishman
99.23%
0.77%
Larry Pitkowsky
99.38%
0.62%
Keith Trauner
99.40%
0.60%
..